SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                 AMENDMENT NO. 5

                             MELLON BANK CORPORATION
 ______________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                   585509 10 2
 ______________________________________________________________________________
                                 (CUSIP Number)

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1220
 ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 21, 1997
 ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would al-ter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Warburg, Pincus Capital Company, L.P.
              06-1183391

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Other

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   9,839,918
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                9,839,918

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,839,918 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%.

         14.  TYPE OF REPORTING PERSON
              PN



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              E.M. Warburg, Pincus & Co., LLC
              13-3536050

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Not Applicable

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York limited liability company

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   9,839,918
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                9,839,918

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,839,918 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%.

         14.  TYPE OF REPORTING PERSON
              PN



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Warburg, Pincus & Co.
              13-6358475

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Not Applicable

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   10,037,068
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                10,037,068

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,037,068 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%.

         14.  TYPE OF REPORTING PERSON
              PN






              This Amendment No. 5 amends the Schedule 13D filed on

         April 10, 1990, as amended (the "Schedule 13D"), by Warburg,

         Pincus Capital Company, L.P., E.M. Warburg, Pincus & Co., LLC

         and Warburg, Pincus & Co. relating to the Common Stock, par value $.50 per share (the "Common Stock"), of Mellon Bank Cor-

         poration, a Pennsylvania corporation.  All capitalized terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.


              1.   Item 5 of the Schedule 13D is hereby deleted and the

         following is substituted therefor:


              WPCC owns 9,839,918 shares of Common Stock, constituting

         3.8% of the outstanding shares of Common Stock as of March 31,

         1997, giving effect to a two-for-one stock split effective June

         2, 1997.


              On July 21, 1997, WP received 988,750 shares of Common

         Stock in a distribution by WPCC of 6,168,750 of its shares of

         Common Stock to the partners of WPCC.  WP immediately distrib-

         uted 801,600 of the shares of Common Stock it received to the partners of WP, including 1,600 shares to Lionel I. Pincus and

         113,600 shares to John L. Vogelstein.  WP may be deemed to own beneficially 10,037,068 shares of Common Stock, constituting approximately 3.9% of the outstanding shares of Common Stock,

         including the shares owned by WPCC.  EMW LLC may be deemed to own beneficially 9,839,918 shares of Common Stock, constituting





         approximately 3.8% of the outstanding shares of Common Stock,

         owned by WPCC.

              On July 21, 1997, WPCC, WP and EMW LLC ceased to be the

         beneficial owner of more than 5 percent of the outstanding Com-

         mon Stock.















































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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                     By:  WARBURG, PINCUS & CO.,
                                           General Partner


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Partner



                                  E. M. WARBURG, PINCUS & CO., LLC


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Treasurer and Managing Director



                                  WARBURG, PINCUS & CO.


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Partner

         Dated:  August 7, 1997





















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